CXJ GROUP CO., LTD.	Room 1903-1, No.1 building, Xizi International center Jianggan District, Hangzhou City, Zhejiang Province, China

January 19, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Melissa Gilmore
Martin James
Sherry Haywood
Asia Timmons-Pierre

Re:	CXJ Group Co., Ltd
Amendment No.1 to Registration Statement on Form S-1
Filed December 28, 2020
File No. 333-248779

Dear Sir or Madam:

CXJ Group Co., Ltd. (the “Company”) is filing amendment number 3 (the “Amendment”) to the Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Lixin Cai, Chief Executive Officer of the Company, dated January 15, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Form S-1 filed on December 28, 2020

Prospectus Summary, page 5

1. You disclose here that your fiscal year end is December 31st and on page 46 that your year end is May 31st. Please revise to make your disclosure consistent.

We have revised in the Amendment so that the disclosure is consistent.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lixin Cai
Lixin Cai